March 26, 2025

David Wood
General Counsel
Hinge Health, Inc.
455 Market Street, Suite 700
San Francisco, California 94105

       Re: Hinge Health, Inc.
           Registration Statement on Form S-1
           Filed March 10, 2025
           File No. 333-285682
Dear David Wood:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2025 letter

Registration Statement on Form S-1
Prospectus Summary, page 1

1. You state the Hinge Health People in Pain Survey was conducted by you and a third-
       party research firm in 2022. Please confirm whether you commissioned this third-
       party research firm for data in use in connection with this offering. If so, please tell us what consideration you gave to filing the third party's consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act
       Rule 436.
2. We note your revised disclosure that the holder of Series E preferred stock will retain rights that could impact the value of your Class A common stock and impact your business and operations. If true, please identify the Series E preferred stock as Tiger
       Global, a shareholder that currently holds 8.6% of your voting power. March 26, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2024 and 2023
Revenue, page 114

3.     We note your revenue for the year ended December 31, 2024 increased by
33%
       compared to the year ended December 31, 2023. Please quantify this increase between members from new and existing clients. Further, please consider expanding your discussion to analyze the increase in your member yield. Refer to Item 303(b)(2) of
       Regulation S-K.
Non-GAAP Financial Measures, page 116

4. We continue to consider your response to prior comment 2 and may have further comments.
16. Subsequent Events, page F-38

5. When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted since January 1, 2025 and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying common stock determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation, if material.
General

6. Please provide balanced disclosure in the graphics by disclosing the net loss for the year ended December 31, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,
 March 26, 2025
Page 3

                      Division of Corporation Finance
                      Office of Technology
cc:   Tad J. Freese